Mail Stop 3561

February 7, 2008

Constance H. Lau
Chairman of the Board and Chief Executive Officer
Hawaiian Electric Industries, Inc.
900 Richards Street
Honolulu, HI 96813

        **Re:**    **Hawaiian Electric Industries, Inc.**
                 **Form 10-K**
                 **Filed February 28, 2007**
                 **File No. 1-08503**

Dear Ms. Lau:

       We have completed our review of your Form 10-K and have no further comments at this time.

                             Sincerely,

                             H. Christopher Owings
                             Assistant Director